UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63937X202

(CUSIP Number)

John K. Scott, Jr.

30 Blue Heron Drive

Greenwood Village, Colorado 80121

Tel: (303) 399-6177

With a Copy to:

Jeffrey M. McPhaul

Winstead PC

2728 N. Harwood Street

Suite 500

Dallas, Texas 75201

Tel: (214) 745-5394

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 10, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63937X202

1	NAME OF REPORTING PERSONS John K. Scott, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,276,032 (1) (2)
	8	SHARED VOTING POWER 10,139 (3)
	9	SOLE DISPOSITIVE POWER 10,276,032 (1) (2)
	10	SHARED DISPOSITIVE POWER 10,139 (3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,286,171 (1) (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6% (4)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 2,175,000 shares of common stock, par value $0.001 per share, of the Issuer (“Common Stock”) issuable to the Reporting Person upon conversion of 1,740 shares of Series F Redeemable Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Series F Preferred Stock”) held directly by the Reporting Person.
(2)	Includes 43,733 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Based on 32,517,787 shares of Common Stock of the Issuer, which consists of (i) 30,299,054 shares of Common Stock outstanding as of March 18, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2022, plus (ii) 43,733 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 2,175,000 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series F Preferred Stock held directly by the Reporting Person.

Explanatory Note

This Amendment No. 10 hereby amends the Schedule 13D first filed by John K. Scott, Jr., a natural person (the “Reporting Person”), on June 24, 2019, as amended by Amendment No. 1 to the Schedule 13D filed on December 12, 2019, Amendment No. 2 to the Schedule 13D filed on February 26, 2020, Amendment No. 3 to the Schedule 13D filed on September 2, 2020, Amendment No. 4 to the Schedule 13D filed on December 29, 2020, Amendment No. 5 to the Schedule 13D filed on March 5, 2021, Amendment No. 6 to the Schedule 13D filed on March 11, 2021, Amendment No. 7 to the Schedule 13D filed on April 5, 2021, Amendment No. 8 to the Schedule 13D filed on June 15, 2021 and Amendment No. 9 to the Schedule 13D filed on July 8, 2021 (as amended, the “Schedule 13D”).  This Amendment No. 10 is being filed in connection with the entry by the Reporting Person into a Stock Exchange and Loan Agreement (the “Exchange Agreement”) with Navidea Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and related agreements on April 10, 2022. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. Capitalized terms used herein but not defined in this Amendment No. 10 shall have the meaning ascribed to such term in the Schedule 13D.

Item 1.	SECURITY AND ISSUER

Item 1 of the Schedule 13D is hereby amended and supplemented to include the following:

The name of the Issuer is Navidea Biopharmaceuticals, Inc., a Delaware corporation. The address of the Issuer’s principal executive offices is 4995 Bradenton Avenue, Suite 240, Dublin, Ohio 43017-3552. This statement constitutes Amendment No. 10 to the Schedule 13D filed by the Reporting Person, a natural person, relating to the Issuer’s common stock, par value $0.001 per share (the “Common Stock”). This Amendment No. 10 is being filed in connection with the entry by the Reporting Person into a Stock Exchange and Loan Agreement with the Issuer and related agreements on April 10, 2022, pursuant to which, among other things, the Reporting Person agreed to make a loan to the Issuer in the principal amount of up to $2.5 million pursuant to a Secured Term Note dated April 10, 2022 (“Secured Term Note”). As consideration and a partial inducement for the Reporting Person to make the loan, the Reporting Person agreed to deliver and exchange 50,000 shares of Series E Redeemable Convertible Preferred Stock of the Issuer (“Series E Preferred Stock”) for 1,740 shares of Series F Redeemable Convertible Preferred Stock of the Issuer (“Series F Preferred Stock”) and 3,260 shares of Series G Redeemable Preferred Stock of the Issuer (“Series G Preferred Stock”).

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

On April 10, 2022, the Reporting Person entered into a Stock Exchange and Loan Agreement with the Issuer pursuant to which the Reporting Person agreed to loan the Company up to $2,500,000 under the terms of the Secured Term Note and exchanged 50,000 shares of Series E Preferred Stock for 1,740 shares of Series F Preferred Stock and 3,260 shares of Series G Preferred Stock of the Company.

The funds used for the purchase of the Secured Term Note were derived from personal funds of the Reporting Person. The shares of Series E Preferred Stock that were exchanged pursuant to the Exchange Agreement were purchased by the Reporting Person from the Issuer in a private placement pursuant to a Stock Purchase Agreement and Letter of Investment Intent, dated March 2, 2021, by and between the Issuer and the Reporting Person reported in a prior amendment to this Schedule 13D.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On April 10, 2022, the Reporting Person entered into a Stock Exchange and Loan Agreement with the Issuer pursuant to which the Reporting Person agreed to loan the Company up to $2,500,000 under the terms of a Secured Term Note. As consideration and a partial inducement for the Reporting Person to make the loan, the Reporting Person exchanged 50,000 shares of Series E Preferred Stock for 1,740 shares of Series F Preferred Stock and 3,260 shares of Series G Preferred Stock of the Company.

The shares of Series F Preferred Stock have an original issue price of $1,000 per share and are convertible into shares of Common Stock equal to the original issue price divided by $0.80 per share, provided that the aggregate number of shares of Common Stock that a holder of shares of Series F Preferred Stock may elect to convert may not exceed that number of shares which would result in such holder holding more than 33.33% of the outstanding shares of Common Stock, unless stockholder approval is obtained, provided that the Issuer may or may not seek such stockholder approval in its sole discretion (the “Share Cap”).

The Reporting Person continues to evaluate his investment in the Issuer, including seeking advice from investment advisors, and, while he has no present plan or proposal to do so, he reserves the right and is considering whether to propose other transactions that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person retains the right to, from time to time, acquire additional shares of Common Stock or other securities of the Issuer, or sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock, Series F Preferred Stock, Series G Preferred Stock or other securities of the Issuer, if any, beneficially owned by him, in any manner permitted by law. Without limiting the generality of the foregoing, the Reporting Person may from time to time sell or otherwise dispose of shares of Common Stock in order to allow the Reporting Person to convert shares of Series F Preferred Stock to remain under the Share Cap.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) - (b)

The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person are as follows:

Aggregate amount beneficially owned:	10,286,171	(1)	(2)	(3)
Percent of class:	31.6%		(4)
Number of shares as to which the Reporting Person has:
Sole power to vote or direct the vote:	10,276,032	(1)	(2)
Shared power to vote or direct the vote:	10,139	(3)
Sole power to dispose or direct the disposition of:	10,276,032	(1)	(2)	(3)
Shared power to dispose or direct the disposition of:	10,139	(3)

(1)	Includes 2,175,000 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series F Redeemable Convertible Preferred Stock held directly by the Reporting Person.
(2)	Includes 43,733 shares of Common Stock issuable under the Issuer’s Amended and Restated 2014 Stock Incentive Plan in partial payment of monthly non-employee director fees, issuance of which has been deferred at the request of the Reporting Person.
(3)	Includes 2,639 shares of Common Stock owned by the Reporting Person’s spouse and 7,500 shares of Common Stock owned by the Reporting Person’s children. The Reporting Person may be deemed to have shared voting and/or dispositive power with respect to such shares.
(4)	Based on 32,517,787 shares of Common Stock of the Issuer, which consists of (i) 30,299,054 shares of Common Stock outstanding as of March 18, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 28, 2022, plus (ii) 43,733 shares of Common Stock issuable but deferred at the request of the Reporting Person, plus (iii) 2,175,000 shares of Common Stock issuable to the Reporting Person upon conversion of shares of Series F Preferred Stock held directly by the Reporting Person.

(c) The Reporting Person has not acquired or disposed of any securities of the Issuer since the most recent filing of this Schedule 13D.

(d) Except as set forth herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Stock Exchange and Loan Agreement and Secured Term Note

On April 10, 2022, the Issuer entered into a Stock Exchange and Loan Agreement with the Reporting Person, who is the current Vice Chairman of the Board, pursuant to which the Reporting Person agreed to make a loan to the Issuer in the principal amount of up to $2.5 million, of which $1.5 million was funded on the closing date. The outstanding balance of the loan, which is evidenced by a Secured Term Note, will bear interest at a rate of 8% per annum, compounded monthly, with payments of interest only over a period of two (2) years. All outstanding principal and accrued and unpaid interest under the Secured Term Note is due and payable on the second anniversary of the Exchange Agreement.

As consideration and a partial inducement for the Reporting Person to make the loan, at the closing, the Reporting Person agreed to deliver 50,000 shares of Series E Preferred Stock, representing 100% of the outstanding Series E Preferred Stock, to the Issuer in exchange for the Issuer’s issuance of 1,740 shares of Series F Preferred Stock and 3,260 shares of Series G Redeemable Preferred Stock. The number of shares of Common Stock that the Company may issue to the Investor upon conversion of the Series F Preferred Stock may not exceed that number of shares that would result the Reporting Person owning more than 33.33% of the Issuer’s then outstanding shares of Common Stock unless the Issuer obtains stockholder approval to issue more than the Share Cap. The closing of the loan and stock exchange took place on April 12, 2022.

The foregoing descriptions of the terms of the Exchange Agreement and Secured Term Note do not purport to be complete and are qualified in their entirety by the contents of the Exchange Agreement and Secured Term Note, copies of which are attached hereto as Exhibits A and B, respectively, and are incorporated herein by reference.

Security Agreement

The Company’s obligations under the Secured Term Note are secured by a first priority security interest in all of the Issuer’s assets and personal property pursuant to a Security Agreement between the Issuer and Reporting Person dated April 10, 2022.

The foregoing description of the terms of the Security Agreement does not purport to be complete and is qualified in its entirety by the contents of the Security Agreement, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Exchange Agreement, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Reporting Person. Pursuant to the Registration Rights Agreement, the Issuer will prepare and file a resale registration statement for the resale of the Series F Preferred Stock with the U.S. Securities and Exchange Commission (“SEC”) within 60 calendar days following the date of the Exchange Agreement (the “Filing Deadline”). The Issuer has agreed to use reasonable commercial efforts to cause this registration statement to be declared effective by the SEC within 30 calendar days of the Filing Deadline (or within 60 calendar days if the SEC reviews the registration statement).

The foregoing description of the terms of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the contents of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit D and is incorporated herein by reference.

Series F Certificate of Designation and Series G Certificate of Designation

In connection with the Exchange Agreement, on April 12, 2022, the Issuer filed a Certificate of Designation of Voting Powers, Preferences, Limitations, Restrictions and Relative Rights of Series F Redeemable Convertible Preferred Stock (“Series F Certificate of Designation”) and a Certificate of Designation of Voting Powers, Preferences, Limitations, Restrictions and Relative Rights of Series G Redeemable Preferred Stock (“Series G Certificate of Designation”) with the Secretary of State of the State of Delaware.

Holders of Series F Preferred Stock will be entitled to receive dividends equal to the dividend declared on one share of Common Stock multiplied by the number of shares of Common Stock into which the Series F Preferred Stock could be converted on the record date.

Holders of Series G Preferred Stock will be entitled to receive dividends commencing from July 1, 2022 at the rate of 6% per annum, compounded quarterly, of the stated value of $1,000 per share, subject to adjustment. The Series G dividends will then increase by 1% every quarter to a max of 12% per annum.

In the event of a liquidation of the Issuer, holders of Series F Preferred Stock will be entitled to receive an amount per share of Series F Preferred Stock calculated by taking the total amount available for distribution to holders of all outstanding Common Stock before deduction of any preference payments for the Series F Preferred Stock, divided by the total of (x) all of the then outstanding shares of Common Stock plus (y) all of the shares of Common Stock into which all of the outstanding shares of the Series F Preferred Stock can be converted, and then (z) multiplying the sum so obtained by the number of shares of Common Stock into which such share of Series F Preferred Stock could then be converted (the “Series F Liquidation Preference Amount”). After payment of the full Series F Liquidation Preference Amount, holders of Series F Preferred Stock will not be entitled to any further participation in the assets of the Issuer.

In the event of a liquidation of the Issuer, holders of Series G Preferred Stock will be entitled to receive an amount equal to $1,000 per share plus any accrued and unpaid dividends thereon (the “Series G Liquidation Preference Amount”). After payment of the full Series G Liquidation Preference Amount, holders of Series G Preferred Stock will not be entitled to any further participation in the assets of the Issuer.

Holders of Series F Preferred Stock may convert at any time some or all of the Series F Preferred Stock into a number of shares of Common Stock equal to $1,000 divided by $0.80 (subject to the adjustment). Holders of Series G Preferred Stock have no conversion rights.

The Issuer has the right to redeem the Series F Preferred at any time at a redemption price equal to $1,100 per share, and the right to redeem the Series G Preferred Stock at any time at a redemption price equal to the sum of the original issuance price per share and accrued and unpaid dividends.

The Series F Preferred Stock and Series G Preferred Stock have no voting rights, other than the right to vote for any amendment, waiver or repeal of any of the powers, designations, preferences and rights of the Series F Preferred Stock and Series G Preferred Stock, as applicable.

The foregoing descriptions of the Series F Preferred Stock and Series G Preferred Stock do not purport to be complete and are qualified in their entirety by reference to the Series F Certificate of Designation and the Series G Certificate of Designation, which are attached as Exhibits E and F, respectively, and which are incorporated herein by reference.

Except as described in this Item 6 of the Schedule 13D (as amended to date), there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Stock Exchange and Loan Agreement between Investor and Navidea Biopharmaceuticals, Inc., dated April 10, 2022. (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by the Issuer on April 12, 2022).

Exhibit B:	Secured Term Note, dated April 10, 2022 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on April 12, 2022).

Exhibit C:	Security Agreement dated as of April 10, 2022 by Navidea Biopharmaceuticals, Inc. in favor of John Kim Scott, Jr. (incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by the Issuer on April 12, 2022).

Exhibit D:	Registration Rights Agreement effective as of April 10, 2022 by and between Navidea Biopharmaceuticals, Inc. and John K. Scott, Jr. (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC by the Issuer on April 12, 2022).

Exhibit E:

Certificate of Designation of Voting Powers, Preferences, Limitations, Restrictions and Relative Rights of Series F Redeemable Convertible Preferred Stock. (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the SEC by the Issuer on April 12, 2022).

Exhibit F:	Certificate of Designation of Voting Powers, Preferences, Limitations, Restrictions and Relative Rights of Series G Redeemable Preferred Stock.(incorporated herein by reference to Exhibit 3.3 to the Current Report on Form 8-K filed with the SEC by the Issuer on April 12, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2022

/s/ John K. Scott, Jr.
John K. Scott, Jr.